FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of a change in the interests of Mr Jean Stéphenne, a Person Discharging Managerial Responsibility, in the Ordinary Shares of the Company as a result of the following acquisition of shares:-

On 22 July 2009, Mr Jean Stéphenne received the following award:-

     Award under                                                      Ordinary Shares

     GlaxoSmithKline R&D Employee Inventor                  2,500

    Award Programme ("the Programme")

The Programme was established by the Company in December 2007 to reward those GlaxoSmithKline employee inventors who are named on the Company's product patents upon the first product launch of the relevant patent category in a major market.

Mr Stéphenne, President and General Manager, GlaxoSmithKline Biologicals, is one of the inventors of Flu Pre-Pandemic (D-PAN) Vb61316.

The Ordinary shares subject to the award will be transferred to Mr Stéphenne as soon as practicable. In accordance with the rules of the Programme, there will be no restrictions attached to the shares.   The price of an Ordinary Share on the date of award was £11.53.

The Company and Mr Stéphenne were advised of this transaction on 23 July 2009.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell

Company Secretary

23 July 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 23, 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc